Exhibit 99.1

Ad hoc announcement pursuant to Article 53 LR

Opfikon, Switzerland, 11 November 2025 – 07:00 CET

Q3 2025: Adj. EBITDAaL increased despite slight decline in revenue. Guidance re-confirmed, well prepared for important Q4

•	Net increase of +20,000 mobile postpaid subscriptions[1]. Low market liquidity and downstream migration effects led to a net decrease of -7,000 Internet subscriptions[2].

•

Slight decline in revenue of compared to the same quarter in the previous year (-1.1% YoY). Adjusted EBITDAaL[3] grew (+2.4% YoY); net loss decreased (76.0% YoY). P&E Additions (CAPEX4) decreased (-4.7% YoY) and amounted to 14.3% of revenue. Capital expenditures disclosed in the cash-flow statement[5] decreased (-20.8% YoY). Positive adjusted FCF[3,8] generation of CHF 36.7 million. Net cash provided by operating activities increased (8.6% YoY).

•	Guidance for 2025 is re-confirmed, including expected dividend growth for financial year 2025 of +2.7% YoY[6].

•	New adjacent service Home security launched. Iconic Bundle introduced as comprehensive premium package for global seamless connectivity with multiple devices.

•	Termination of the sponsored Class A ADS programme as of 13 November 2025.

Consolidated results for Q3 2025

(CHF million)	Q3 2024	Q3 2025	Changes
Revenue	749.0	740.9	(1.1%)
Residential customers	535.2	519.1	(3.0%)
Business customers and wholesale	210.7	216.2	2.6%
Infrastructure and support functions	3.1	5.6	80.6%
Adjusted EBITDAaL[3]	263.7	270.1	2.4%
P&E Additions (CAPEX4)	(111.3)	(106.1)	(4.7%)
Adjusted EBITDAaL less P&E Additions[3] (CAPEX4)	152.4	164.0	7.6%
Adjusted FCF[3,8]	6.1	36.7	501.6%

As reported:
Net loss	(18.3)	(4.4)	(76.0%)
Net cash provided by operating activities	268.9	292.1	8.6%
Capital expenditures in the cash-flow statement[5]	(119.9)	(95.0)	(20.8%)

Note: The key financial figures and growth rates are presented on a rebased (IFRS) basis. Alternative definitions of key performance indicators and reconciliations can be found in the appendix of this ad hoc announcement.

«We increased our Adj. EBITDAaL and recorded solid mobile postpaid growth, supported also by strong B2B customer acquisitions. However, lower liquidity in the market and downstream effects of customer migrations in prior quarters slowed down the Internet segment. At the same time, we’ve increased our cost efficiencies and see further opportunities in operating and capital expenditures. Therefore, and also thanks to our various product innovations, we’re well prepared for the important fourth quarter, and confirm our 2025 guidance, including the targeted dividend growth of 2.7%» commented André Krause, CEO of Sunrise, on the results.

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Continued customer growth

Sunrise continued its net customer growth in Q3 2025 in the mobile postpaid1 segment with +20,000 RGUs (revenue-generating units), despite the level of liquidity, which is typically low in Q3. This was particularly evident in the broadband Internet segment, which saw a net decline of -7,000 RGUs2. Another contributory factor were the downstream effects resulting from the completion of the UPC-customer migration to Sunrise products in the last quarter.

The proportion of broadband customers who also use a Sunrise mobile postpaid offer continued to grow. This fixed-mobile convergence rate (FMC7) increased by +1.4 percentage points YoY to 59.0%. As of 30 September 2025, Sunrise had around 3.15 million mobile, 1.29 million broadband Internet and 0.97 million enhanced TV RGUs.

Product innovations for growth

In Q3, Sunrise further expanded its portfolio of adjacent services. With its home security product, Sunrise launched a premium home security system offering a professional level protection for the home, that provides a wide range of security devices, 24/7 security-personnel availability and personal emergency assistance. The Home Security solution works with any Internet connection and can therefore be used by customers of other telecom providers.

To meet the need for seamless global connectivity with multiple devices in the premium segment, Sunrise also launched the Iconic Bundle, which offers the latest devices on an ongoing basis and worldwide roaming.

The growth strategy in the business-customer segment, focusing primarily on SMEs, continues to be pushed forward. To support growth further, the new SME Ready Connect & Pay service was launched, aimed broadly at commercial SMEs.

In Q3, preparations for the recently launched flanker brand CHmobile were in full swing. With this product, Sunrise is strengthening its multi-brand strategy and positioning CHmobile directly in the price-sensitive and liquid «budget» segment. CHmobile is executing a «fast follower» strategy and is therefore not intended to drive price competition itself but enables Sunrise to react to competitors with a simple online-only offering.

Financial results for Q3

Revenue declined slightly in Q3 2025 YoY. This was primarily due to fixed subscription revenue trends driven by softer subscriber trends and post-promotional re-pricing. In contrast, revenue from mobile subscriptions remained stable YoY, thanks to volume growth. The impact of the price increase, calculated on an annual basis, also had a positive effect on revenue. However, a decline in variable roaming usage due to higher roaming volumes included within mobile subscriptions had a partially dampening effect.

Adjusted EBITDAaL3 increased and was supported by continued cost efficiencies in operating expenses (OPEX). Among other factors, this was due to ongoing efficiency improvements, including cost synergies from the shutdown of the UPC mobile core network, lower B2B project costs compared to the previous year, lower personnel costs and other expenses, such as marketing, which were incurred in different phases compared to the previous year.

P&E Additions (CAPEX4) represented 14.3% of revenue and decreased due to lower spending on the network following the elimination of expenditure associated with the onboarding of a major customer and the completion of 5G SA network.

Adjusted FCF3,8 generation was positive with CHF 36.7 million and in line with the usual in-year phasing variations. The YoY increase was attributable to reduced interest costs from lower gross debt, among other factors.

The reduction in the net loss YoY was driven mainly by changes in financial income and expenses related to foreign-currency derivative instruments (affected by the depreciation of the U.S. dollar against the Swiss franc) and a reduction in debt-servicing costs due to spin-off related deleveraging.

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Consolidated results for nine months of 2025

(CHF million)	9 months 2024	9 months 2025	Changes
Revenue	2,233.3	2,194.6	(1.7%)
Residential customers	1,609.7	1,560.7	(3.0%)
Business customers and wholesale	618.4	625.0	1.1%
Infrastructure and support functions	5.2	8.9	71.2%
Adjusted EBITDAaL[3]	752.3	764.2	1.6%
P&E Additions (CAPEX4)	(368.5)	(365.6)	(0.8%)
Adjusted EBITDAaL less P&E Additions[3] (CAPEX4)	383.8	398.6	3.9%
Adjusted FCF[3,8]	118.8	73.5	(38.1%)

As reported:
Net loss	(219.2)	(59.3)	(72.9%)
Net cash provided by operating activities	820.1	753.7	(8.1%)
Capital expenditures in the cash-flow statement[5]	(365.6)	(368.9)	0.9%

Note: The key financial figures and growth rates are presented on a rebased (IFRS) basis. Alternative definitions of key performance indicators and reconciliations can be found in the appendix of this ad hoc announcement.

Re-confirmed guidance for the 2025 financial year:

•	Revenue growth: broadly stable (expected to be at the lower end of the range)

•	Adjusted EBITDAaL[3]: stable to low-single-digit growth

•	CAPEX4/revenue: 15–16%

•	Adjusted FCF[3]: CHF 370–390 million[8]

•	Expected dividend payout for financial year 2025 of CHF 3.42 per Class A Share and c. CHF 0.34 per Class B Share in 2026 in line with the targeted progressive dividend-per-share policy (+2.7% YoY).[6]

Termination of the sponsored Sunrise Class A ADS program as of 13 November 2025

The sponsored Sunrise Class A ADS program will be terminated effective as of 13 November 2025. As of 10 November 2025, c. 93% of Class A ADSs had been exchanged for Sunrise Class A Shares on a net basis with c. 5 million Class A ADSs outstanding. Class A ADSs can continue to be exchanged until 13 November 2025, 17:00 EST.

Following the termination, the Depositary Bank plans to sell any Sunrise Class A Shares underlying the outstanding Class A ADSs and to distribute the resulting net proceeds (less fees owing to the Depository Bank) to the respective former holders of the Class A ADSs on a pro-rata basis in accordance with and subject to the Class A Deposit Agreement.

The Sunrise Class B ADS programme is expected to be terminated at a later date. As of 10 November 2025, c. 99% of the Class B ADSs have been exchanged for Sunrise Class B shares on a net basis.

[1]	Net Additions incl. Residential and B2B.
[2]	Organic net adds of (7k) in Q3 2025, exclusion of ~3k non-organic, non-revenue generating customers as part of the interbrand migrations not included.
[3]

Quantitative reconciliations to net earnings/loss (including net earnings/loss growth rates) and to cash flow from operating activities for Adj. EBITDA, Adj. EBITDAaL, and Adj. FCF Guidance cannot be provided without unreasonable efforts as we do not forecast (i) certain non-cash charges including: the components of nonoperating income/expense, depreciation and amortization, and impairment, restructuring and other operating items included in net earnings/loss from continuing operations, or (ii) specific changes in working capital that impact cash flows from operating activities.

[4]	Excluding additions from leases, ice-hockey rights and M&A activity.
[5]	Capital expenditures as part of cash flows from investing activities.

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[6]	To be proposed by the Sunrise Board of Directors upon achieving the FY 2025 financial guidance and subject to the approval by the Annual General Meeting.
[7]

Defined as number of customers who subscribed to both a fixed broadband Internet service and post-paid mobile telephony service, divided by the total number of customers who subscribe to at least one fixed broadband Internet service.

[8]

In Q4 2024, Sunrise reached a pre-final tax settlement with the Canton Zurich tax authority, covering fiscal years 2019 – 2024 and amounting to ~CHF 60m. Majority expected to be paid in FY2026 with CHF 11.2m recorded in Q1 2025, CHF 8.8m in Q2 2025 and CHF 6.1m recorded in Q3 2025. Adj. FCF excludes the tax settlement related charge and it is not included in the FY 2025 Guidance due to pre-funding of the tax settlement by Liberty Global.

The investor presentation and more information are available on the Sunrise Investor Relations website. The live conference call and webcast for analysts and investors starts at 10:00 CET.

Sunrise Investor Relations	Sunrise Media Relations
Alex Herrmann +41 58 777 61 00	0800 333 000
investor.relations@sunrise.net	media@sunrise.net

ABOUT SUNRISE

Sunrise Communications AG («Sunrise»), with its strong number-two position, is the leading challenger in the Swiss telecom market and is listed on the SIX Swiss Exchange (SUNN).

With the most comprehensive landline network access and a world-class mobile network, Sunrise offers the highest gigabit coverage in Switzerland, stands out for premium quality and is optimally equipped for growth. With its world-class, future-proof networks, Sunrise offers private customers high-quality mobile, landline, broadband and TV services and supports business customers from a one-stop shop with 360° communication and integrated ICT solutions for connectivity, security and IoT to accelerate their digitalisation.

As of the end of September 2025, the Sunrise customer base included around 3.15 million mobile, 1.29 million broadband and 0.97 million TV customers (RGUs), as well as thousands of companies as business customers.

Sunrise boasts a dynamic and international environment where everyone has a voice, where perspectives are shared and where values are respected. Sunrise believes that providing equal opportunities to a diverse workforce is critical to the company’s success. Roughly 2,850 employees (FTEs) from around 80 nations contribute to the success of Sunrise with their expertise, innovative thinking and exceptional commitment, reflecting the diversity of its customers. www.sunrise.ch

Forward-Looking Statements

This ad hoc announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding certain forecasted financial information, including Sunrise’s 2025 Guidance and dividend growth expectations, its financial condition, results of operations, business, market share, network, subscription revenue, Sunrise’s expected Adjusted Free Cash Flow generation, including the timing and expected use thereof, expectations with respect to customer trading volumes, Sunrise’s growth and other strategies, future growth prospects and anticipated methods of achieving growth, including its B2B strategies, expectations, plans and opportunities of Sunrise, including its new product and service offerings, as well as the expected timing and benefits to be derived therefrom, expectations with respect to net adds, including the reasons for such expectations, the extension of Sunrise’s hockey rights until 2035, including the benefits to be derived therefrom, including with respect to MySports, ongoing operational efficiencies, expectations with respect to Sunrise’s tax settlement charges, the macroeconomic environment, Sunrise’s future dividends and growth thereof, the termination of Sunrise’s Class A ADS program and the anticipated future termination of its Class B ADS program, including the expected timing and consequences of such termination, Sunrise’s intention to terminate its U.S. Securities and Exchange Act reporting obligations, including the timing thereof, the amount, cost and tenor of Sunrise’s third-party debt, including anticipated future repayments of debt and other information and statements that are not historical fact. These forward-looking statements are based on current expectations, estimates and projections about the factors that may affect Sunrise’s future performance and are subject to a wide variety of significant risks and uncertainties, some of which are beyond the control of Sunrise, that could cause actual results to differ materially from those expressed or implied by these statements.

Such risks and uncertainties include, among others, Sunrise’s ability to successfully execute on its plans and strategies, Sunrise’s ability to realize the expected benefits from the series of transactions that closed on 8 November 2024 that resulted in the spin-off of Liberty Global Ltd.’s Swiss telecommunications operations to Sunrise (the Transaction), unanticipated difficulties or costs in connection with the Transaction, Sunrise’s ability to successfully operate as an independent public company and maintain its relationships with material counterparties after the Transaction, and other factors, including those detailed from time to time in Sunrise’s filings with the U.S. Securities and Exchange Commission (the SEC), including Sunrise’s most recently filed Form 20-F and in subsequent reports filed with the SEC.

These forward-looking statements speak only as of the date hereof. Although Sunrise believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, no assurance can be given that these expectations will be achieved. Sunrise expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in their expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. You are cautioned not to place undue reliance on any forward-looking statement.

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Appendix to the ad hoc announcement pursuant to Article 53 LR

Non-IFRS Financial Measures

This ad hoc announcement includes financial measures not presented in accordance with International Financial Reporting Standards (IFRS), including Adjusted EBITDA, Adjusted EBITDAaL, Adjusted EBITDAaL less P&E Additions, and Adjusted FCF. Sunrise believes Adjusted EBITDA and Adjusted EBITDAaL are meaningful measures because they represent a transparent view of Sunrise’s recurring operating performance that is unaffected by its capital structure and allows management to (a) readily view operating trends, (b) perform analytical comparisons and benchmarking between segments and (c) identify strategies to improve operating performance. Sunrise believes Adjusted EBITDA and Adjusted EBITDAaL are useful to investors because they provide a basis for comparing Sunrise performance with the performance of other companies in the same or similar industries.

Non-IFRS reconciliations

Net income - Adjusted EBITDAaL (CHF million)	Q3 2024	Q3 2025	9 months 2024	9 months 2025
Net income (loss)	(18.3)	(4.4)	(219.2)	(59.3)
Income tax expense (benefit)	6.1	(1.6)	14.1	(13.6)
Share of losses (gains) of affiliates	2.3	(0.5)	2.6	(4.6)
Net financial expense (income)	51.7	52.4	295.0	161.3

Operating income (loss)	41.8	45.9	92.5	83.8
Depreciation and amortisation (non-lease-related)	230.2	223.4	695.3	679.6
Depreciation of right-of-use assets	33.0	32.4	99.0	97.4
Share-based compensation expense	4.9	15.9	14.9	39.4
Impairment, restructuring and other operating items	13.2	0.2	27.1	7.3

Adjusted EBITDA (as reported)	323.1	317.8	928.8	907.5
Lease-related expenses	(49.8)	(47.7)	(149.6)	(143.3)

Adjusted EBITDAaL (as reported)	273.3	270.1	779.2	764.2
Rebase adjustment: Pro forma transaction costs(1)	1.0	—	2.7	—
Rebase adjustment: Transaction related costs(2)	(3.1)	—	(7.1)	—
Rebase adjustment: Transitional services agreements(3)	(7.5)	—	(22.5)	—

Adjusted EBITDAaL (rebased)	263.7	270.1	752.3	764.2

Net cash provided by operating activities - Adjusted FCF

(CHF million)	Q3 2024	Q3 2025	9 months 2024	9 months 2025
Net cash provided by operating activities	268.9	292.1	820.1	753.7
Interest paid	(132.0)	(104.7)	(349.6)	(240.6)
Interest-related derivative receipts (payments)	28.4	32.9	120.7	44.6
Vendor financing additions	117.4	115.3	255.3	303.7
Capital expenditures	(119.9)	(95.0)	(365.6)	(368.9)
Principal payments on vendor financing	(105.6)	(170.6)	(268.4)	(344.8)
Payments of lease liabilities	(51.1)	(45.6)	(93.7)	(100.3)

Adjusted Free Cash Flow (as reported)	6.1	30.6	118.8	47.4
Rebase adjustment: Tax audit(4)	—	6.1	—	26.1

Adjusted Free Cash Flow (rebased)	6.1	36.7	118.8	73.5

Capital expenditures - P&E Additions (CAPEX)

(CHF million)	Q3 2024	Q3 2025	9 months 2024	9 months 2025
Capital expenditures	119.9	95.0	365.6	368.9
Mergers and acquisitions (asset deals)	—	(2.8)	—	(5.8)
Recognition of sports broadcasting rights	—	(218.7)	—	(218.7)
Assets acquired under vendor financing	15.6	16.4	37.8	48.3
Changes in current liabilities related to capital expenditures (including related-party amounts)	(24.2)	216.2	(34.9)	172.9

P&E Additions (CAPEX)	111.3	106.1	368.5	365.6

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(1)

Represents certain one-time Sunrise Spin-off related costs during 2024. The above adjustment reverses the effect of these one-time costs and normalises the effect of the incremental costs so as to not impact the underlying growth rates of the business for this non-organic impact.

(2)	Represents certain recurring Spin-off related standalone costs (adjusted in the prior year comparison).
(3)

Represents one or more transitional services agreements pursuant to which Liberty Global will provide Sunrise with various administrative services to ensure an orderly transition following the Spin-off. The services to be provided by Liberty Global will include, among others, internal audit, compliance, internal controls, external reporting, accounting, treasury, emerging business, corporate affairs and regulatory, human resources, legal, content and brand access services. The expected terms of the services are up to five years following the Spin-off, depending on the individual service elements. In addition, the transitional services agreements with a five-year term are subject to an early termination right on the fourth anniversary thereof. The aggregate charges expected to be payable by Sunrise under the transitional services agreements will decrease during the term and are approximately CHF 30.0 million for the first year.

(4)

In Q4-2024, Sunrise reached a pre-final settlement with the Canton Zurich tax authority regarding a tax audit for years 2019 to 2021 performed during the 2024. The pre-final settlement figure agreed covered fiscal years 2019 to 2024 and amounted to approximately CHF 60m. As a result, Sunrise has recognized significant prior year taxes in Q4 2024, which have been and will continue to be cash settled via amended returns on a cantonal basis, primarily during 2025 and 2026.

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